

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 1, 2016

<u>Via E-mail</u>
Mordechai Bignitz
Chief Executive Officer and Chairman
OWC Pharmaceutical Research Corp.
22 Shacham Street. P.O.B. 8324
Petach Tikva, Israel 4918103

      Re: OWC Pharmaceutical Research Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed April 14, 2016
              File No. 0-54856

Dear Mr. Bignitz:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Kevin J. Kuhar

                            Kevin J. Kuhar
                            Accounting Branch Chief
                            Office of Electronics and Machinery